SC TO-C 1 dsctoc.htm SCHEDULE TO

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

IOMEGA CORPORATION

(Name of subject company (Issuer))

EMERGE MERGER CORPORATION

EMC CORPORATION

(Names of Filing Persons (Offerors))

Common Stock, $0.03-1/3 par value per share	462030305
(Title of classes of securities)	(CUSIP number of common stock)

Paul T. Dacier, Esq.

EMC Corporation

176 South Street

Hopkinton, MA  01748

(508) 435-1000

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of Filing Persons)

Copies to:

Alan B. Kalin, Esq.

Bingham McCutchen LLP

1900 University Avenue

East Palo Alto, CA  94303

(650) 849-4400

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*
Not applicable*	Not applicable*

* A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	N/A	Filing Party	:	N/A
Form of Registration No.:	N/A	Date Filed:		N/A

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of the tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third party tender offer subject to Rule 14d-1

☐	issuer tender offer subject to Rule 13e-4

☐	going private transaction subject to Rule 13e-3

☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Additional Information and Where to Find it.

This Tender Offer Statement on Schedule TO (this “Statement”) relates to a planned tender offer by Emerge Merger Corporation (“Purchaser”), a wholly owned subsidiary EMC Corporation (“EMC”), for all shares of outstanding common stock of Iomega Corporation (“Iomega”), to be commenced pursuant to an Agreement and Plan of Merger, dated as of April 8, 2008, by and among Iomega, EMC and Purchaser.

The tender offer referred to in this Statement has not yet commenced. This Statement is neither an offer to purchase nor a solicitation of an offer to sell any shares of Iomega. The solicitation and the offer to buy shares of Iomega common stock will be made pursuant to an offer to purchase and related materials that Purchaser intends to file with the U.S. Securities and Exchange Commission. At the time the tender offer is commenced, EMC and Purchaser, a wholly owned subsidiary of EMC, intend to file a Tender Offer Statement on Schedule TO containing an offer to purchase, forms of letters of transmittal and other documents relating to the tender offer, and Iomega intends to file a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. Purchaser, EMC, and Iomega intend to mail these documents to the stockholders of Iomega. These documents will contain important information about the tender offer and stockholders of Iomega are urged to read them carefully when they become available. Investors and stockholders of Iomega will be able to obtain a free copy of these documents (when they become available) and other documents filed by Iomega or Purchaser with the SEC at the website maintained by the SEC at www.sec.gov. In addition, the tender offer statement and related materials may be obtained for free (when they become available) by directing such requests to EMC Corporation at Attention: Office of the General Counsel, 176 South Street, Hopkinton, MA 01748. Investors and stockholders may obtain a free copy of the solicitation/recommendation statement and such other documents (when they become available) from Iomega by directing requests to Iomega at Attention: Corporate Secretary and General Counsel, 10955 Vista Sorrento Parkway, San Diego, CA 92103.

Item 12 Exhibits

Exhibit 99.1	Text of Email to Iomega Employees issued on April 9, 2008